Exhibit 99.1

GERDAU S.A.

Condensed consolidated interim financial statements

as of March 31, 2026

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

(Unaudited)

	Note	March 31, 2026	December 31, 2025
CURRENT ASSETS
Cash and cash equivalents	4	5,275,885	5,929,170
Short-term investments	4	313,950	445,627
Trade accounts receivable - net	5	5,862,552	4,810,640
Inventories	6	15,190,355	14,731,081
Tax credits		1,058,454	1,282,249
Income and social contribution taxes recoverable		295,459	685,811
Dividends receivable		5,001	4,981
Fair value of derivatives	14	18,231	36,623
Other current assets		553,639	678,899
		28,573,526	28,605,081

NON-CURRENT ASSETS
Tax credits		1,446,233	1,429,324
Deferred income taxes	7	2,559,877	2,561,980
Judicial deposits	15	155,933	150,893
Other non-current assets		370,157	387,708
Prepaid pension cost		9,328	9,328
Investments in associates and joint ventures	8	3,863,155	3,944,474
Goodwill	10	11,376,317	11,995,727
Right of use		1,420,399	1,271,462
Other Intangibles		684,965	691,365
Property, plant and equipment, net	9	30,587,649	30,640,833
		52,474,013	53,083,094

TOTAL ASSETS		81,047,539	81,688,175

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

(Unaudited)

	Note	March 31, 2026	December 31, 2025
CURRENT LIABILITIES
Trade accounts payable - domestic market	11	4,295,422	3,641,918
Trade accounts payable - debtor risk	11	392,073	381,415
Trade accounts payable - imports	11	1,265,018	986,338
Short-term debt	12	708,013	897,295
Debentures	13	201,828	44,609
Taxes payable		430,747	400,293
Income and social contribution taxes payable		183,272	289,862
Payroll and related liabilities		596,732	915,508
Leasing payable		472,963	386,472
Employee benefits		781	594
Environmental liabilities		393,591	382,800
Fair value of derivatives	14	94	3,306
Other current liabilities		1,419,857	1,557,010
		10,360,391	9,887,420

NON-CURRENT LIABILITIES
Long-term debt	12	8,561,208	8,877,457
Debentures	13	4,363,358	4,362,790
Deferred income taxes	7	369,392	353,828
Provision for tax, civil and labor liabilities	15	2,342,518	2,292,412
Environmental liabilities		206,924	237,865
Employee benefits		367,010	404,085
Leasing payable		1,067,379	1,002,689
Other non-current liabilities		437,370	471,140
		17,715,159	18,002,266

EQUITY	17
Capital		24,273,225	24,273,225
Capital reserves		11,597	11,597
Treasury stocks		(553,729)	(520,067)
Retained earnings		23,723,184	23,054,501
Transactions with non-controlling interests without change of control		(2,904,670)	(2,904,670)
Other reserves		8,222,846	9,670,807
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT		52,772,453	53,585,393

NON-CONTROLLING INTERESTS		199,536	213,096

EQUITY		52,971,989	53,798,489

TOTAL LIABILITIES AND EQUITY		81,047,539	81,688,175

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)
(Unaudited)

		For the three-month period ended
	Note	March 31, 2026	March 31, 2025
NET SALES		16,715,661	17,375,336
Cost of sales	20	(14,421,794)	(15,428,783)
GROSS PROFIT		2,293,867	1,946,553
Selling expenses	20	(185,563)	(193,912)
General and administrative expenses	20	(336,312)	(348,958)
Other operating income	20	56,738	24,375
Other operating expenses	20	(48,425)	(47,474)
Impairment of financial assets	20	(28,413)	(3,948)
Equity in earnings of unconsolidated companies	8	82,063	9,270

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES		1,833,955	1,385,906
Financial income	21	125,881	154,082
Financial expenses	21	(442,791)	(436,649)
Exchange variations, net	21	15,388	6,241
Gains (Losses) on financial instruments, net	21	(18,975)	(31,562)

INCOME BEFORE TAXES		1,513,458	1,078,018
Current	7	(464,766)	(274,820)
Deferred	7	(35,337)	(45,394)
Income and social contribution taxes		(500,103)	(320,214)

NET INCOME		1,013,355	757,804

ATTRIBUTABLE TO:
Owners of the parent		1,002,050	749,493
Non-controlling interests		11,305	8,311
		1,013,355	757,804

Basic earnings per share - preferred - (R$)	18	0.51	0.37
Basic earnings per share - common - (R$)	18	0.51	0.37

Diluted earnings per share - preferred - (R$)	18	0.51	0.37
Diluted earnings per share - common - (R$)	18	0.51	0.37

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In thousands of Brazilian reais (R$)

(Unaudited)

	For the three-month period ended
	March 31, 2026	March 31, 2025
Net income for the period	1,013,355	757,804
Items that may be reclassified subsequently to profit or loss
Other comprehensive income from associates and joint ventures	(145,217)	(433,423)
Cumulative translation adjustment	(1,487,879)	(1,986,799)
Recycling of cumulative translation adjustment to net income
Unrealized Gains on net investment hedge	182,659	187,071
	(1,450,437)	(2,233,151)

Items that will not be reclassified subsequently to profit or loss
Remeasurement of defined benefit pension plan, net of tax	5,010	-
	5,010	-

Total comprehensive income for the period, net of tax	(432,072)	(1,475,347)

Total comprehensive income attributable to:
Owners of the parent	(428,321)	(1,473,121)
Non-controlling interests	(3,751)	(2,226)
	(432,072)	(1,475,347)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

in thousands of Brazilian reais (R$)
(Unaudited)

	Attributed to parent company's interest													Total parent company's interest	Non-controlling interests	Total Shareholder's Equity
				Retained earnings					Other Reserves
	Capital	Treasury stocks	Capital Reserve	Legal reserve	Tax Incentives Reserve	Investments and working capital reserve	Retained earnings	Operations with non- controlling interests	Gains and losses on net investment hedge	Gains and losses on financial instruments	Cumulative translation adjustment	Pension plan	Long term incentive plan
Balance as of January 1, 2025	24,273,225	(734,278)	11,597	2,756,989	2,914,226	18,567,002	-	(2,904,670)	(9,389,675)	(12,734)	22,055,099	215,370	196,608	57,948,759	225,027	58,173,786
2025 Changes in Equity
Net income	-	-	-	-	-	-	749,493	-	-	-	-	-	-	749,493	8,311	757,804
Other comprehensive income (loss) recognized in the period	-	-	-	-	-	-	-	-	187,071	-	(2,409,685)	-	-	(2,222,614)	(10,537)	(2,233,151)
Total comprehensive income (loss) recognized in the period	-	-	-	-	-	-	749,493	-	187,071	-	(2,409,685)	-	-	(1,473,121)	(2,226)	(1,475,347)
Effects of the share buyback program	-	(280,892)	-	-	-	-	-	-	-	-	-	-	-	(280,892)	-	(280,892)
Cancellation of treasury stocks	-	494,389	-	-	-	(494,389)	-	-	-	-	-	-	-	-	-	-
Long term incentive plan cost recognized in the period	-	-	-	-	-	-	-	-	-	-	-	-	(23,484)	(23,484)	(46)	(23,530)
Long term incentive plan exercised during the period	-	51,436	-	-	-	(2,349)	-	-	-	-	-	-	-	49,087	12	49,099
Effects of interest changes in subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,314	1,314
Dividend in excess of the minimum estatutory undistributed in 2024	-	-	-	-	-	(203,272)	-	-	-	-	-	-	-	(203,272)	-	(203,272)
Dividends/interest on equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(21,708)	(21,708)
Balance as of March 31, 2025	24,273,225	(469,345)	11,597	2,756,989	2,914,226	17,866,992	749,493	(2,904,670)	(9,202,604)	(12,734)	19,645,414	215,370	173,124	56,017,077	202,373	56,219,450

Balance as of December 31, 2025 (Note 17)	24,273,225	(520,067)	11,597	2,826,340	2,914,226	17,313,935	-	(2,904,670)	(9,142,979)	(12,734)	18,302,496	267,210	256,814	53,585,393	213,096	53,798,489
2026 Changes in Equity
Net income	-	-	-	-	-	-	1,002,050	-	-		-	-	-	1,002,050	11,305	1,013,355
Other comprehensive income (loss) recognized in the period	-	-	-	-	-	-	-	-	182,659		(1,618,036)	5,006	-	(1,430,371)	(15,056)	(1,445,427)
Total comprehensive income (loss) recognized in the period	-	-	-	-	-	-	1,002,050	-	182,659	-	(1,618,036)	5,006	-	(428,321)	(3,751)	(432,072)
Effects of the share buyback program	-	(206,391)	-	-	-	-	-	-	-		-	-	-	(206,391)	-	(206,391)
Cancellation of treasury stocks	-	142,578	-	-	-	(142,578)	-	-	-		-	-	-	-	-	-
Long term incentive plan cost recognized in the period	-	-	-	-	-	-	-	-	-		-	-	(17,590)	(17,590)	(36)	(17,626)
Long term incentive plan exercised during the period	-	30,151	-	-	-	7,102	-	-	-		-	-	-	37,253	21	37,274
Effects of interest changes in subsidiaries	-	-	-	-	-	-	-	-	-		-	-	-	-	(7,447)	(7,447)
Dividend in excess of the minimum estatutory undistributed in 2025	-	-	-	-	-	(197,891)	-	-	-		-	-	-	(197,891)	-	(197,891)
Dividends/interest on equity	-	-	-	-	-	-	-	-	-		-	-	-	-	(2,347)	(2,347)
Balance as of March 31, 2026 (Note 17)	24,273,225	(553,729)	11,597	2,826,340	2,914,226	16,980,568	1,002,050	(2,904,670)	(8,960,320)	(12,734)	16,684,460	272,216	239,224	52,772,453	199,536	52,971,989

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of Brazilian reais (R$)

(Unaudited)

		For the three-month period ended
	Note	March 31, 2026	March 31, 2025
Cash flows from operating activities
Net income for the period		1,013,355	757,804
Adjustments to reconcile net income for the period to net cash provided by operating activities:
Depreciation and amortization	20	902,394	873,836
Equity in earnings of unconsolidated companies	8	(82,063)	(9,270)
Exchange variation, net	21	(15,388)	(6,241)
Gains and losses on derivative financial instruments, net	21	18,975	31,562
Post-employment benefits		75,354	78,045
Long-term incentive plans		39,605	40,902
Income tax	7	500,103	320,214
Losses on disposal of property, plant and equipment		5,216	8,591
Impairment of financial assets		28,413	3,948
Provision of tax, civil, labor and environmental liabilities, net		50,392	27,617
Interest income on short-term investments		(45,132)	(41,991)
Interest expense on debt and debentures	21	282,264	258,940
Interest expense on lease liabilities		31,665	33,165
(Reversal) Provision of net realizable value adjustment in inventory, net	6	(25,257)	2,527
		2,779,896	2,379,649
Changes in assets and liabilities
Increase in trade accounts receivable		(1,241,781)	(1,195,268)
Increase in inventories		(874,987)	(504,059)
Increase in trade accounts payable		1,136,909	931,867
Increase in other receivables		(5,040)	(5,185)
Decrease in other payables		(317,181)	(458,587)
Dividends from associates and joint ventures		18,254	19,617
Purchases of short-term investments		(3,093)	(137,299)
Proceeds from maturities and sales of short-term investments		179,497	301,593
Cash provided by operating activities		1,672,474	1,332,328

Interest paid on loans and financing		(38,968)	(81,935)
Interest paid on lease liabilities		(31,665)	(33,165)
Income and social contribution taxes paid		(92,534)	(316,368)
Net cash provided by operating activities		1,509,307	900,860

Cash flows from investing activities
Purchases of property, plant and equipment	9	(1,167,975)	(1,838,720)
Proceeds from sales of property, plant and equipment, investments and other intangibles		4,315	13,779
Additions in other intangibles		(37,175)	(33,388)
Payment for acquisition of company control		-	(433,179)
Capital increase in joint ventures	8	(89)	(88,800)
Net cash used in investing activities		(1,200,924)	(2,380,308)

Cash flows from financing activities
Purchases of treasury stocks		(206,391)	(280,892)
Dividends and interest on capital paid		(187,041)	(202,632)
Proceeds from loans and financing		81,443	1,249,234
Repayment of loans and financing		(300,000)	(54,516)
Leasing payment		(111,392)	(116,783)
Intercompany loans, net		-	-
Net cash (used) provided in financing activities		(723,381)	594,411

Exchange variation on cash and cash equivalents		(238,287)	(403,232)

Decrease in cash and cash equivalents		(653,285)	(1,288,269)
Cash and cash equivalents at beginning of period		5,929,170	7,767,813
Cash and cash equivalents at end of period		5,275,885	6,479,544

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 1 - GENERAL INFORMATION

Gerdau S.A. is a publicly traded corporation (sociedade anônima) with its corporate domicile in the city of São Paulo, Brazil. Gerdau S.A and subsidiaries (collectively referred to as the “Company”) is a leading producer of long steel in the Americas and one of the largest suppliers of special steel in the world. In Brazil, the Company also produces flat steel and iron ore, activities which expanded the product mix and made its operations even more competitive. The Company believes it is the largest recycler in Latin America and around the world it transforms each year millions of tons of scrap into steel, reinforcing its commitment to sustainable development of the regions where it operates. Gerdau is listed on the São Paulo and New York stock exchanges.

The Condensed Consolidated Interim Financial Statements of the Company were approved by the Management on April 27, 2026.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

2.1 - Basis of Presentation

The Company's Condensed Consolidated Interim Financial Statements for the three-month period ended on March 31, 2026 have been prepared in accordance with International Accounting Standard (IAS) Nº 34, which establishes the content of condensed interim financial statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with the Consolidated Financial Statements of Gerdau S.A., as of December 31, 2025, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

The preparation of the Condensed Consolidated Interim Financial Statements in accordance with IAS 34 requires Management to make accounting estimates. The Condensed Consolidated Interim Financial Statements have been prepared using the historical cost as its basis, except for the valuation of certain financial instruments, which are measured at fair value.

The accounting policies applied in this Condensed Consolidated Interim Financial Statements are the same as those applied in the Consolidated Financial Statements for the year ended December 31, 2025.

2.2 – New accounting standards

The issued and/or reviewed IFRS standards made by the IASB that are effective for the year started in 2026 had no impact on the Company's Financial Statements. In addition, the IASB issued/reviewed some IFRS standards, which have mandatory adoption for the year 2027 and/or after, and the Company is assessing the adoption impact of these standards in its Consolidated Financial Statements.

- Issuance of IFRS 18 – Presentation and Disclosure in Financial Statements. It will replace IAS 1 – Presentation of Financial Statements, introducing new requirements that will help achieve comparability of the financial performance of similar entities and provide more relevant information and transparency to users. Although IFRS 18 does not impact the recognition or measurement of items in financial statements, its impacts on presentation and disclosure are expected to be widespread, in particular those related to the demonstration of financial performance and the provision of performance measures defined by management within the financial statements. This standard is effective for years beginning on/or after January 1, 2027. The Company is evaluating the impacts on its Financial Statements of adopting this standard.

- Issuance of IFRS 19 – Subsidiaries without Public Accountability: Disclosures. Establishes simplified disclosures requirements for consolidated or individual financial statements of entities eligible for the application of this standard. These rules are effective for fiscal years beginning on/or after January 1, 2027. The Company does not expect material impacts on its Financial Statements.

- Amendment to IFRS 19 - Subsidiaries without Public Accountability: Disclosures. Amends disclosure requirements originally provided for this standard. This amendment to the standards is effective for years beginning on/or after January 1, 2027. The Company does not expect material impacts on its Financial Statements.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

- Amendment to IAS 21 – Translation to a Hyperinflationary Presentation Currency. Changes treatment and disclosure requirements originally set forth in this standard. This amendment is effective for fiscal years beginning on or after January 1, 2027. The Company does not expect significant impacts on its Financial Statements.

- Amendment to the Illustrative Examples of IFRS 7, IFRS 18, IAS 1, IAS 8, IAS 36 and IAS 37 – Disclosures about Uncertainties in the Financial Statements. Changes disclosure requirements originally set forth in these standards. This amendment is effective for fiscal years beginning on or after January 1, 2027. The Company does not expect significant impacts on its Financial Statements.

NOTE 3 – CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

3.1 - Subsidiaries

The Company did not have material changes of interest in subsidiaries for the period ended on March 31, 2026, when compared to those existing on December 31, 2025.

3.2 - Joint Ventures

Listed below are the interests in joint ventures:

		Equity Interests
Joint ventures	Country	Total capital(*)
		March 31, 2026	December 31, 2025
MRM Guide Rail	Canada	50.00	50.00
Gerdau Corsa S.A.P.I. de CV	Mexico	75.00	75.00
Juntos Somos Mais Fidelização S.A.	Brazil	27.50	27.48
Addiante S.A	Brazil	50.00	50.00
Brasil ao Cubo S.A.	Brazil	44.66	44.66
MRS Logística S.A.	Brazil	1.32	1.32

(*) The voting capital is substantially equal to the total capital. The interests reported represent the ownership percentage held directly and indirectly held in the joint venture.

Although the Company owns more than 50% of Gerdau Corsa S.A.P.I. de C.V., it does not consolidate the financial statements of this joint venture entity, due to joint control agreements with the other shareholders that prevent the Company from controlling the decisions in conducting the joint venture’s business. The Company owns 1.32% of MRS Logística S.A. and due to the existence of a shareholders' agreement, a joint venture business and the existence of significant influence provided for in the accounting standard for the application of the equity method is characterized.

The Company presents the joint venture information in aggregate, since the investments in these entities are not individually material. The financial information of these joint ventures, accounted for under the equity method, is shown below:

	Joint ventures
Joint ventures	March 31, 2026	December 31, 2025
Cash and cash equivalents	5,680,467	5,268,140
Total current assets	8,568,568	8,204,754
Total non-current assets	25,030,520	24,726,193
Short-term debt	1,342,532	1,363,974
Total current liabilities	4,671,838	4,760,141
Long-term debt	10,812,221	9,796,171
Total non-current liabilities	15,307,912	14,146,451

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

	Joint ventures
	For the three-month period ended
Joint ventures	March 31, 2026	March 31, 2025
Net sales	3,379,242	2,968,762
Cost of sales	(2,328,576)	(2,053,154)
Income before financial income (expences) and taxes	802,276	690,741
Financial income	458,513	278,452
Financial expenses	(761,157)	(505,063)
Income and social contribution taxes	(302,494)	(144,501)
Net income	197,137	319,424
Depreciation and amortization	(400,321)	(347,014)
Total comprehensive income for the year, net of tax	197,137	319,424

3.3 — Associate companies

Listed below is the interest in associate companies:

		Equity interests
Associate companies	Country	Total capital (*)
		March 31, 2026	December 31, 2025
Dona Francisca Energética S.A.	Brazil	53.94	53.94
Newave Energia S.A.	Brazil	40.00	40.00

(*) The voting capital is substantially equal to the total capital. The interests reported represent the ownership percentage held directly and indirectly.

The Company does not consolidate the Financial Statements of Dona Francisca Energética S.A. despite holding more than 50% of the total capital of this affiliate, due to protection rights granted to other shareholders that prevent the Company from fully implementing decisions regarding the conduct of the affiliate’s business.

The summarized financial information of the associate companies, accounted for under the equity method, is shown as follows:

	Associate companies
Associate companies	March 31, 2026	December 31, 2025
Cash and cash equivalents	16,107	19,489
Total current assets	225,673	159,054
Total non-current assets	1,359,998	1,330,910
Total current liabilities	223,154	156,974
Total non-current liabilities	174,307	131,565

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

	Associate companies
	For the three-month period ended
Associate companies	March 31, 2026	March 31, 2025
Net sales	194,158	117,432
Cost of sales	(199,051)	(104,259)
Income before financial income (expences) and taxes	(10,379)	6,530
Financial income	4,004	7,390
Financial expenses	(29,356)	(25,857)
Income and social contribution taxes	9,044	4,375
Net income	(26,688)	(7,563)
Depreciation and amortization	(16,027)	(13,825)
Total comprehensive income for the year, net of tax	(26,688)	(7,563)

NOTE 4 – CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash and cash equivalents

	March 31, 2026	December 31, 2025
Cash	12,638	14,710
Banks and immediately available investments	5,263,247	5,914,460
Cash and cash equivalents	5,275,885	5,929,170

Immediately available investments include investments with maturity of up to 90 days or readily redeemable, that means, those that have immediate liquidity and low risk of fair value variation.

Short-term investments

	March 31, 2026	December 31, 2025
Short-term investments	313,950	445,627

Short-term investments include securities held for immediate trading or available for future sale and substantially include amounts in investment funds, whose portfolio is composed of Bank Deposit Certificates, government bonds, financial bills and debentures, among others, which are used to manage the cash from the Company’s operating activities and recorded at fair value. Income generated by these investments is recorded as financial income.

NOTE 5 – ACCOUNTS RECEIVABLE

	March 31, 2026	December 31, 2025
Trade accounts receivable - in Brazil	2,519,646	1,912,129
Trade accounts receivable - exports from Brazil	462,221	718,930
Trade accounts receivable - foreign subsidiaries	2,981,113	2,271,451
(-) Impairment of financial assets	(100,428)	(91,870)
	5,862,552	4,810,640

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Accounts receivable by aging are as follows:

	March 31, 2026	December 31, 2025
Current	5,410,120	4,326,579
Past-due:
Up to 30 days	395,257	369,766
From 31 to 60 days	24,565	100,422
From 61 to 90 days	22,502	14,946
From 91 to 180 days	53,748	50,845
From 181 to 360 days	25,749	14,326
Above 360 days	31,039	25,626
(-) Impairment on financial assets	(100,428)	(91,870)
	5,862,552	4,810,640

NOTE 6 - INVENTORIES

	March 31, 2026	December 31, 2025
Finished products	7,095,262	6,903,389
Work in progress	3,492,940	3,255,250
Raw materials	3,007,180	3,085,485
Storeroom supplies	1,033,098	1,054,641
Imports in transit	588,628	484,408
(-) Allowance for adjustments to net realizable value	(26,753)	(52,092)
	15,190,355	14,731,081

The allowance for adjustment to net realizable value of inventories, on which the provision and reversal of provision are registered with impact on cost of sales, is as follows:

Balance as of January 01, 2025	(29,558)
Provision for the year	(59,291)
Reversal of adjustments to net realizable value	35,819
Acquisition of company control	(746)
Exchange rate variation	1,684
Balance as of December 31, 2025	(52,092)
Provision for the year	(458)
Reversal of adjustments to net realizable value	25,715
Exchange rate variation	82
Balance as of March 31, 2026	(26,753)

NOTE 7 – INCOME AND SOCIAL CONTRIBUTION TAXES

In Brazil, income taxes include federal income tax (IR) and social contribution (CS), which represents an additional federal income tax. The statutory rates for income tax and social contribution are 25% and 9%, respectively, and are applicable for the periods ended on March 31, 2026 and 2025. The foreign subsidiaries of the Company are subject to taxation at rates ranging between 23% and 35%. The differences between the Brazilian tax rates and the rates of other countries are presented under “Difference in tax rates in foreign companies” in the reconciliation of income tax and social contribution below. The uncertain tax positions related to corporate income tax (IR) and social contribution (CS) are disclosed in Note 15.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

a) Reconciliations of income and social contribution taxes at statutory rates to amounts presented in the Statement of Income are as follows:

	For the three-month period ended
	March 31, 2026	March 31, 2025
Income before income taxes	1,513,458	1,078,018
Statutory tax rates	34%	34%
Income and social contribution taxes at statutory rates	(514,576)	(366,526)
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	83,686	37,304
- Equity in earnings of unconsolidated companies	27,901	3,152
- Deferred tax assets not recognized	(119,782)	(3,407)
- Interests on tax lawsuits	9,436	10,133
- Interest on equity	-	66
- Tax credits and incentives	17	1,070
- Other permanent differences, net	13,215	(2,006)
Income and social contribution taxes	(500,103)	(320,214)
Current	(464,766)	(274,820)
Deferred	(35,337)	(45,394)

b) Tax assets not recognized:

Due to the lack of expectation to use tax losses, negative social contribution base and deferred exchange variation arising from some operations in Brazil, the Company did not recognize a portion of tax assets of R$ 1,032,869 (R$ 907,295 on December 31, 2025), which do not have an expiration date. The subsidiaries abroad had R$ 657,905 (R$ 701,413 as of December 31, 2025) of tax credits on capital losses for which deferred tax assets have not been recognized and which expire between 2027 and 2032 and also several Unrecognized tax loss carryforwards from state credits in the United States in the amount of R$ 255,803 (R$ 291,979 as of December 31, 2025), which expire at various dates between 2031 and 2038.

NOTE 8 – INVESTMENTS

	March 31, 2026	December 31, 2025
Opening balance	3,944,474	4,222,317
Equity in earnings	82,063	95,622
Cumulative Translation Adjustment	(145,217)	22,101
Capital increase	-	91,436
Acquisition of company control	-	25,846
Additional share purchase	89	-
Disposal in acquisition of company control	-	(277,521)
Dividends/Interest on equity	(18,254)	(235,327)
Ending balance	3,863,155	3,944,474

NOTE 9 – PROPERTY, PLANT AND EQUIPMENT

a) Summary of changes in property, plant and equipment – during the three-month period ended on March 31, 2026, acquisitions amounted to R$ 1,097,665 (R$ 1,376,736 as of March 31, 2025), and disposals amounted to R$ 9,532 (R$ 13,394 as of March 31, 2025).

The additions to property, plant and equipment in the three-month period ended on March 31, 2026 include a non-cash effect amounted to R$ 70,310 (R$ 461,984 as of March 31, 2025).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

b) Capitalized borrowing costs – borrowing costs capitalized during the three-month period ended on March 31, 2026 amounted to R$ 45,171 (R$ 30,919 as of March 31, 2025).

c) Guarantees – no property, plant and equipment were pledged as collateral for loans and financing on March 31, 2026 and December 31, 2025.

NOTE 10 – GOODWILL

The changes in goodwill are as follows:

	Goodwill	Accumulated impairment losses	Goodwill after Impairment losses
Balance as of January 1, 2025	25,832,460	(11,979,346)	13,853,114
(+) Acquisition of company	11,024	-	11,024
(+/-) Foreign exchange effect	(2,963,431)	1,468,155	(1,495,276)
Impairment of assets	-	(373,135)	(373,135)
Balance as of December 31, 2025	22,880,053	(10,884,326)	11,995,727
(+/-) Foreign exchange effect	(1,185,833)	566,423	(619,410)
Balance as of March 31, 2026	21,694,220	(10,317,903)	11,376,317

The amounts of goodwill by segment are as follows:

As of March 31, 2026 and December 31, 2025, the goodwill balances of R$ 11,376,317 and R$ 11,995,727, respectively, are allocated to the North American segment.

NOTE 11 – TRADE ACCOUNTS PAYABLE (domestic market, debtor risk and imports)

	March 31, 2026	December 31, 2025
Trade accounts payable - domestic market	4,295,422	3,641,918
Trade accounts payable - debtor risk	392,073	381,415
Trade accounts payable - imports	1,265,018	986,338
	5,952,513	5,009,671

Under “Trade Accounts Payable - Domestic Market”, the Company presents balances payable arising from the acquisition of goods and services in the domestic markets of each of the countries where the Company and its subsidiaries operate.

The Company has contracts with financial institutions in order to allow its suppliers to anticipate their receivables through an operation called “Trade Accounts Payable – Debtor Risk”. In this operation, suppliers can transfer, at their discretion, the right to receive the securities to a financial institution, which, in turn, becomes the holder of the rights of the suppliers’ receivables. The average discount rate on risk transactions carried out by our suppliers with financial institutions in Brazil and with subsidiaries in the United States was based on market conditions. The transfer of the right to receive the Company’s securities, at the supplier’s discretion, does not change the payment term, nor does it imply the payment of interest by the Company, as the financial cost of such transfer is the responsibility of the supplier. Therefore, the payment term for suppliers at risk drawn varies between 7 and 132 days, with the same payment term for suppliers who do not choose to advance their receivables through the operation called “Trade Accounts Payable – Debtor Risk”.

	March 31, 2026	December 31, 2025	January 01, 2025
Trade accounts payable - debtor risk	392,073	381,415	459,899

Amounts received by suppliers from financial institutions that are part of the financing agreement - debt risk, in relation to the outstanding balance mentioned above	384,267	373,172	451,420

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

The amounts of liabilities under the supplier financing arrangement are considered to be reasonable approximations of their fair values, due to their short-term nature.

The balances presented as “Trade Accounts Payable - Imports” substantially refer to the purchase of coal and other raw materials abroad, where in commercial transactions the supplier may require the issuance of a letter of credit or similar risk mitigation instrument to ship the products. On March 31, 2026 and December 31, 2025, contracts negotiated via letter of credit had a payment term of up to 180 days and rates that also varied, depending on market conditions.

The Company permanently monitors the composition of the portfolio and the conditions established with suppliers, which have not undergone significant changes in relation to what had been practiced historically.

NOTE 12 – LOANS AND FINANCING

Loans and financing are as follows:

	March 31, 2026	December 31, 2025
Ten/Thirty Years Bonds	7,239,124	7,514,045
Other financing	2,030,097	2,260,707
Total financing	9,269,221	9,774,752
Current	708,013	897,295
Non-current	8,561,208	8,877,457

Principal amount of the financing	9,034,715	9,656,888
Interest amount of the financing	234,506	117,864
Total financing	9,269,221	9,774,752

As of March 31, 2026, the nominal weighted average cost of debts denominated in US dollars is 6.12% p.a. (6.12% p.a. on December 31, 2025), for debts denominated in Real of CDI -2.06% p.a. (CDI -2.11% p.a. on December 31, 2025) and for other currencies 3.69% p.a. (3.64% p.a. on December 31, 2025).

Loans and financing, denominated in Reais, are substantially adjusted at a fixed rate or indexed to the CDI (Interbank Deposit Certificates).

Summary of loans and financing by currency:

	March 31, 2026	December 31, 2025
Brazilian Real (R$)	1,732,172	1,789,242
U.S. Dollar (US$)	7,405,470	7,837,820
Other currencies	131,579	147,690
	9,269,221	9,774,752

The amortization schedules of long-term loans and financing are as follows:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

	March 31, 2026	December 31, 2025
2027(*)	1,715,784	1,778,633
2028	59,684	55,811
2029	55,639	51,438
2030	55,311	46,755
2031 on	6,674,790	6,944,820
	8,561,208	8,877,457

(*) On March 31, 2026, the amounts represents dates from April 1, 2027 to December 31, 2027.

a) Credit Lines

In September 2022, the Company completed the renewal of the Global Credit Line in the total amount of US$ 875 million (equivalent to R$ 4,567 million as of March 31, 2026) with maturity in September 2027. The transaction aims to provide liquidity to operations in North America and Latin America, including Brazil. The companies Gerdau S.A., Gerdau Açominas S.A. and Gerdau Aços Longos S.A. provide guarantee for this transaction. As of March 31, 2026, no amount of this credit line was used.

The Company and its subsidiaries are not subject to default clauses (covenants) linked to financial ratios. Non-financial performance clauses have been complied with.

b) Main amortization

In February 2026, the subsidiaries Gerdau Açominas S.A. and Gerdau Aços Longos S.A. fully settled debts contracted with a top-tier institution in the total amount of R$ 300 million, plus approximately R$ 18.6 million in interest.

NOTE 13 – DEBENTURES

		Quantity as of March 31, 2026
Issuance	General Meeting	Issued	Held in treasury	Maturity	March 31, 2026	December 31, 2025
14th	Aug 26, 2014	20,000	20,000	Aug 30, 2034	-	-
17th	May 29, 2024	1,500,000	-	May 29, 2029	1,568,725	1,514,441
18th	December 10, 2024	1,500,000	-	December 10, 2028	1,561,802	1,508,060
19th	June 05, 2025	1,375,000	-	June 04, 2032	1,434,659	1,384,898
Total Consolidated					4,565,186	4,407,399

Current					201,828	44,609
Non-current					4,363,358	4,362,790

Maturities of long-term amounts are as follows:

	March 31, 2026	December 31, 2025
2028	1,496,283	1,496,022
2029	1,496,428	1,496,222
2031 on	1,370,647	1,370,546
	4,363,358	4,362,790

The debentures are denominated in Brazilian Reais, nonconvertible, and pay variable interest as a percentage of the CDI – Interbank Deposit Certificate. The Company and its subsidiaries are not subject to default clauses (covenants) linked to financial indexes.

The average interest rate was CDI + 0.58% for the year ended on March 31, 2026 (CDI + 0.62% for the year ended on March 31, 2025).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 14 - FINANCIAL INSTRUMENTS

a) General considerations - Gerdau S.A. and its subsidiaries enter into transactions with financial instruments whose risks are managed through market strategies discussed and shared with senior management and in accordance with internal guidelines and control systems for exposure limits to them. All financial instruments are recorded in the accounting books and presented as short-term investments, trade accounts receivable, related parties (assets and liabilities), fair value of derivatives (assets and liabilities), other current assets, other non-current assets, trade accounts payable – domestic market, trade accounts payable – debtor risk, trade accounts payable - imports, loans and financing, debentures, other current liabilities and other non-current liabilities.

The Company has derivatives and non-derivative instruments, such as the hedge for some operations under hedge accounting. These operations are intended to protect the Company against exchange rate fluctuations on foreign currency loans, interest rate and commodity prices fluctuations. These transactions are carried out considering direct active or passive exposures, without leverage.

b) Fair Value — the Fair Value of the financial instruments is as follows:

	March 31, 2026		December 31, 2025
	Book	Fair	Book	Fair
	value	value	value	value
Assets
Short-term investments	313,950	313,950	445,627	445,627
Trade accounts receivable - net	5,862,552	5,862,552	4,810,640	4,810,640
Fair value of derivatives	18,231	18,231	36,623	36,623
Other current assets	553,639	553,639	678,899	678,899
Other non-current assets	370,157	370,157	387,708	387,708

Liabilities
Trade accounts payable - domestic market	4,295,422	4,295,422	3,641,918	3,641,918
Trade accounts payable - debtor risk	392,073	392,073	381,415	381,415
Trade accounts payable - imports	1,265,018	1,265,018	986,338	986,338
Loans and Financing	9,269,221	9,554,638	9,774,752	10,311,438
Debentures	4,565,186	4,567,671	4,407,399	4,403,314
Fair value of derivatives	94	94	3,306	3,306
Other current liabilities	1,419,857	1,419,857	1,557,010	1,557,010
Other non-current liabilities	437,370	437,370	471,140	471,140

The fair values of Loans and Financing and Debentures are based on market premises, which may take into consideration discounted cash flows using equivalent market rates and credit rating. All other financial instruments, which are recognized in the Consolidated Financial Statements at their carrying amount, are substantially similar to those that would be obtained if they were traded in the market. However, because there is no active market for these instruments, differences could exist if they were settled in advance. The fair value hierarchy of the financial instruments above is presented in Note 14.g.

c) Risk factors that could affect the Company’s and its subsidiaries’ businesses:

Price risk of commodities: this risk is related to the possibility of changes in prices of the products sold by the Company or in prices of raw materials and other inputs used in the productive process. Since the Company operates in a commodity market, net sales and cost of sales may be affected by changes in the international prices of their products or materials. In order to minimize this risk, the Company constantly monitors the price variations in the domestic and international markets. Furthermore, the Company may contract derivatives in order to reduce this risk.

Interest rate risk: this risk arises from the effects of fluctuations in interest rates applied to the Company’s financial liabilities or assets and future cash flows and income. The Company evaluates its exposure to these risks: (i) comparing financial assets and liabilities denominated at fixed and floating interest rates and (ii) monitoring the variations of interest rates like Secured Overnight Financing Rate (SOFR) and CDI. Accordingly, the Company may enter into interest rate swaps in order to reduce this risk.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Exchange rate risk: this risk is related to the possibility of fluctuations in exchange rates affecting the amounts of financial assets or liabilities or of future cash flows and income. The Company assesses its exposure to the exchange rate by measuring the difference between the amount of its assets and liabilities in foreign currency. The Company understands that the accounts receivables originated from exports, its cash and cash equivalents denominated in foreign currencies and its investments abroad are more than equivalent to its liabilities denominated in foreign currency. Since the management of these exposures occurs at each operation level, if there is a mismatch between assets and liabilities denominated in foreign currency, the Company may contract derivative financial instruments in order to mitigate the effect of exchange rate fluctuations.

Credit risk: this risk arises from the possibility of the Company not receiving amounts arising from sales to customers or investments made with financial institutions. In order to minimize this risk, the Company adopt the procedure of analyzing in details of the financial position of their customers, establishing a credit limit and constantly monitoring their balances. Regarding financial investments, the Company only carries out transactions with first-rate institutions and with low credit risk, as assessed by rating agencies and risk mitigation parameters defined in the Company’s internal guidelines.

Capital management risk: this risk comes from the Company’s choice in adopting a financing structure for its operations. The Company manages its capital structure, which consists of a ratio between the financial debts and its own capital (Net Equity) based on internal policies and benchmarks. The Key Performance Indicators (KPI) related to the “Capital Structure Management” objective are: WACC (Weighted Average Cost of Capital), Net Debt/EBITDA (Earnings before interest, income tax, depreciation and amortization), Coverage Ratio of Net Financial Expenses (EBITDA/Net Financial Expenses) and Debt/Total Capitalization Ratio. Net Debt is formed by the principal of the debt reduced by cash, cash equivalents and short-term investments (notes 4, 12 and 13). Total Capitalization is formed by the Total Debt (composed of the principal of the debt) and the Net Equity (Note 17). The Company may change its capital structure, according to economic and financial conditions, in order to optimize its financial leverage and debt management. At the same time, the Company seeks to improve its ROCE (Return on Capital Employed) through the implementation of working capital management and an efficient program of investments in property, plant and equipment. In the long term, the Company seeks to remain within the parameters below, admitting occasional variations in the short term:

Net debt/EBITDA	Less or equal to 1.5 times
Gross debt limit	R$ 12 billion
Average maturity of debt	more than 6 years

These key indicators are used to monitor objectives described above and may not necessarily be used as indicators for other purposes, such as impairment tests.

Liquidity risk: The Company’s management policy of indebtedness and cash on hand is based on using the committed lines and the currently available credit lines with or without a guarantee in export receivables for maintaining adequate levels of short, medium, and long-term liquidity. The maturity of long-term loans and financing, and debentures are presented in Notes 12 and 13, respectively.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Sensitivity analysis:

The Company performed a sensitivity analysis, which can be summarized as follows:

Impacts on Statements of Income

Assumptions	Percentage of change		March 31, 2026	March 31, 2025
Foreign currency sensitivity analysis - Loans and financing	5%		4,974	10,821
Foreign currency sensitivity analysis - Imports/Exports	5%		40,140	37,587
Interest rate sensitivity analysis	10	bps	38,648	37,312
Sensitivity analysis of changes in prices of products sold	1%		167,157	173,753
Sensitivity analysis of changes in raw material and commodity prices	1%		101,289	111,417
Currency forward contracts	5%		6,431	-
Commodity derivates	5%		3,624	2,882
Swaps USD x DI	5%		8,129	1,417
Swaps IPCA x DI	5%		611	-

Foreign currency sensitivity analysis: As of March 31, 2026, the Company is mainly exposed to variations between the Real and the Dollar. The sensitivity analysis carried out by the Company considers the effects of a 5% increase or decrease between the Real and the Dollar in its non-hedged debts (loans and financing), trade accounts receivable - exports from Brazil and trade accounts payable – imports (imports/exports). Variations between the local currencies of other countries and the Dollar do not represent material exposures. In this analysis, if the Real appreciates against the Dollar, this would represent a gain of R$ 4,974 (gain of R$ 10,821 as of March 31, 2025). If the Real depreciates against the Dollar, this would represent a loss of the same amount. As for foreign currency variations in Imports/Exports, if the Real appreciates against the Dollar, this would represent a loss of R$ 40,140 (loss of R$ 37,587 as of March 31, 2025), if the Real depreciates against the Dollar, this would represent a gain of the same value.

The net values of other assets and other liabilities in foreign currencies do not present significant risks of impacts due to fluctuations in the exchange rate.

Interest rate sensitivity analysis: The interest rate sensitivity analysis made by the Company considers the effects of an increase or reduction of 10 basis point (bps) on the average interest rate applicable to the floating part of its debt. The calculated impact, considering this variation in the interest rate totals R$ 38,648 as of March 31, 2026 (R$ 37,312 as of March 31, 2025) and would impact the Financial expenses account in the Consolidated Statements of Income. The specific interest rates to which the Company is exposed are related to the loans, financing, and debentures presented in Notes 12 and 13, and are mainly comprised by SOFR and CDI — Interbank Deposit Certificate.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Sensitivity analysis of changes in sales price of products and price of raw materials and other inputs used in production: The Company is exposed to changes in the price of its products. This exposure is associated with the fluctuation of the sales price of the Company’s products and the price of raw materials and other inputs used in the production process, mainly for operating in a commodity market. The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold, considering the revenues and costs for the period ended on March 31, 2026, totals R$ 167,157 (R$ 173,753 as of March 31, 2025) and the variation in the price of raw materials and other inputs totals R$ 101,289 as of March 31, 2026 (R$ 111,417 as of March 31, 2025). The impact in the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific product or raw material.

Sensitivity analysis of currency forward contracts: as of March 31, 2026, the Company has exposure to Dollar forward contracts for some of its assets and liabilities. The sensitivity analysis performed by the Company considers the effects of a 5% increase or decrease in the Dollar against the Real, and its effects on the mark-to-market valuation of these derivatives. A 5% increase in the Dollar against the Real represents an expense of R$ 6,431 (R$ 0 on March 31, 2025), and a 5% decrease in the Dollar against the Real represents revenue of the same value. The Dollar/Real forward contracts were intended to hedge asset and liability positions in Dollars, and the mark-to-market effects of these contracts were recorded in the Consolidated Income Statement.

Sensitivity analysis of commodity forward contracts: As of March 31, 2026, the Company has exposure to commodity derivatives (coal and energy). The sensitivity analysis performed by the Company considers the effects of a 5% increase or decrease in the price of commodities, and their effects on the mark-to-market valuation of these derivatives. A 5% increase in the price of commodities represents gain of R$ 3,624 (loss of R$ 2,882 as of March 31, 2025), and a 5% decrease in the price of commodities represents an expense of the same amount. The mark-to-market effects of these derivatives were recorded in the Consolidated Income Statement. The commodity derivatives to which the Company is exposed are presented in Note 14.e.

Sensitivity analysis of USD x DI swaps: the Company has USD x DI swaps to protect some of its Loans and financing. The sensitivity analysis carried out by the Company considers the impact on the MTM of a 5% increase in the Dollar against Real for all vertices of the respective operations. This variation would represent a gain of R$ 8,129 (gain of R$ 1,417 as of March 31, 2025). These effects would be recognized in the Consolidated Income Statement. The USD x DI swaps that the Company is exposed to are presented in Note 14.e.

Sensitivity analysis of IPCA x DI swaps: the Company has IPCA x DI swaps to protect some of its loans and financing. The sensitivity analysis carried out by the Company considers the impact on MTM of a 50 bps increase in the real yield curve for all vertices of the respective operations. This variation would represent a gain of R$ 611 as of March 31, 2026 (R$ 0 as of March 31, 2025). These effects would be recognized in the Consolidated Income Statement. The IPCA x DI swaps to which the Company is exposed to are presented in Note 14.e.

d) Financial Instruments per Category

Summary of the financial instruments per category:

March 31, 2026 Assets	Financial asset at amortized cost	Financial asset at fair value through proft or loss	Total
Short-term investments	-	313,950	313,950
Trade accounts receivable	5,862,552	-	5,862,552
Fair value of derivatives	-	18,231	18,231
Other current assets	540,474	13,165	553,639
Other non-current assets	370,157	-	370,157
Total	6,773,183	345,346	7,118,529
Financial income (expenses) for the three-month period ended on March 31, 2026	(13,176)	78,585	65,409

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Liabilities	Financial liability at fair value through profit or loss	Financial liability at amortized cost	Total
Trade accounts payable - domestic market	-	4,295,422	4,295,422
Trade accounts payable - debtor risk	-	392,073	392,073
Trade accounts payable - imports	-	1,265,018	1,265,018
Loans and financing	-	9,269,221	9,269,221
Debentures	-	4,565,186	4,565,186
Fair value of derivatives	94	-	94
Other current liabilities	-	1,419,857	1,419,857
Other non-current liabilities	-	437,370	437,370
Total	94	21,644,147	21,644,241
Financial income (expenses) for the three-month period ended on March 31, 2026	(40,071)	(345,835)	(385,906)

December 31, 2025 Assets	Financial asset at amortized cost	Financial asset at fair value through profit or loss	Total
Short-term investments	-	445,627	445,627
Trade accounts receivable	4,810,640	-	4,810,640
Fair value of derivatives	-	36,623	36,623
Other current assets	665,020	13,879	678,899
Other non-current assets	387,708	-	387,708
Total	5,863,368	496,129	6,359,497
Financial income (expenses) for the three-month period ended on March 31, 2025	(24,970)	59,205	34,235

Liabilities	Financial liability at fair value through profit or loss	Financial liability at amortized cost	Total
Trade accounts payable - domestic market	-	3,641,918	3,641,918
Trade accounts payable - debtor risk	-	381,415	381,415
Trade accounts payable - imports	-	986,338	986,338
Loans and financing	-	9,774,752	9,774,752
Debentures	-	4,407,399	4,407,399
Fair value of derivatives	3,306	-	3,306
Other current liabilities	-	1,557,010	1,557,010
Other non-current liabilities	-	471,140	471,140
Total	3,306	21,219,972	21,223,278
Financial income (expenses) for the three-month period ended on March 31, 2025	(31,562)	(310,561)	(342,123)

e) Operations with derivative financial instruments

Risk management objectives and strategies: In order to execute its strategy of sustainable growth, the Company implements risk management strategies in order to mitigate market risks.

The objective of derivative transactions is always related to mitigating market risks as stated in our policies and guidelines. All derivative instruments in force are monthly reviewed by the Financial Risk Committee, which validates the fair value of such instruments. All gains and losses on derivative instruments are recognized at their fair value in the Company’s consolidated financial statements in the line of Gains (Losses) on financial instruments, net.

Policy for use of derivatives: The Company is exposed to various market risks, including changes in exchange rates, commodities prices and interest rates. The Company uses derivatives and other financial instruments to reduce the impact of such risks on the fair value of its assets and liabilities or in future cash flows and income. The Company has established policies to evaluate the market risks and to approve the use of derivative transactions related to these risks. The Company enters into derivative financial instruments solely to manage the market risks mentioned above and never for speculative purposes. Derivative financial instruments are used only when they have a related position (asset or liability exposure) resulting from business operations, investments and financing.

Policy for determining fair value: the fair value of derivative financial instruments is determined using models and other valuation techniques, including future prices and market curves.

Derivative transactions may include interest rate and/or currency swaps, currency futures contracts and currency options contracts.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Currency forward contracts: The Company may contract forward contract operations, through which it receives/pays a fixed Dollar amount and receives/pays a fixed Real/Argentinian Peso amount. Counterparties are always top-tier financial institutions with low credit risk.

Swap Contracts: The Company may contract a swap contract operation, through which it exchanges interest rate indices or local and/or foreign currency. Counterparties are always top - tier financial institutions with low credit risk.

The derivatives instruments can be summarized and categorized as follows:

		Notional value		Amount receivable		Amount payable
Contracts	Position	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
Currency forward contracts
Maturity in 2026	sold in US$	US$ 25.0 million	-	3,091	-	-	-

Commodity derivates
Maturity in 2026	buyed in US$	US$ 4.1 million	-	-	-	94	-

Commodity contracts
Maturity in 2026	-	-	-	6,728	20,113	-	-

Swaps USD x DI
Maturity in 2026	107.9% of CDI	US$ 30.6 million	US$ 30.6 million	6,909	16,510	-	-

Swaps USD x DI
Maturity in 2026	CDI - 1.10%	-	R$ 300 million	-	-	-	2,192
Maturity in 2026	CDI - 0.25%	R$ 150 million	-	1,503	-	-	-
Maturity in 2026	CDI - 0.90%	-	R$ 150 million	-	-	-	1,114

Total fair value of financial instruments				18,231	36,623	94	3,306

	March 31, 2026	December 31, 2025
Fair value of derivatives
Current assets	18,231	36,623
	18,231	36,623
Fair value of derivatives
Current liabilities	94	3,306
	94	3,306

	March 31, 2026	March 31, 2025
Net Income
Gains on financial instruments	7,571	-
Losses on financial instruments	(26,546)	(31,562)
	(18,975)	(31,562)

f) Net investment hedge

The Company designated as hedge of part of its net investments in subsidiaries abroad the operations of Ten Years Bonds. Consequently, the effect of exchange rate changes on these debts on the amount of US$ 0.8 billion (equivalent to R$ 4.3 billion on March 31, 2026) (designated as a hedge) has been recognized in the Statement of Comprehensive Income.

The Company demonstrated effectiveness of the hedge as of its designation dates and demonstrated the high effectiveness of the hedge from the contracting of each debt for the acquisition of these companies abroad, whose effects were measured and recognized directly in the Statement of Comprehensive Income as an unrealized gain, net of taxes, in the amount R$ 182,659 for the three-month period ended on March 31, 2026 (gain of R$ 187,071 for the three-month period ended on March 31, 2025).

The objective of the hedge is to protect, during the existence of the debt, the amount of part of the Company’s investment in the subsidiaries abroad mentioned above against positive and negative changes in the exchange rate. This objective is consistent with the Company’s risk management strategy. Prospective and retrospective tests demonstrated the effectiveness of these instruments.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

g) Measurement of fair value:

IFRS defines fair value as the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in an arm’s length transaction between market participants on the measurement date. The standard also establishes the classification by price quoted in an active market for an identical asset or liability or when it is based on a valuation technique that uses only observable market data.

IFRS describe the three levels of information that should be used in fair value measurement:

Level 1 – Quoted (unadjusted) prices in active markets for identical assets and liabilities.

Level 2 – Other available information, except that of Level 1, where quoted (unadjusted) prices are for similar assets and liabilities in inactive markets, or other information that is available or can be corroborated by observed market information for substantially the entirety of the terms of the assets and liabilities.

Level 3 – Information unavailable due to little or no market activity and that is significant for determining the fair value of the assets and liabilities.

As detailed in Note 14.d, on March 31, 2026 and March 31, 2025, the Company maintained certain assets classified as Financial asset at fair value through profit or loss and liabilities classified as Financial Liability at fair value through profit or loss, whose fair value measurement is required on a recurring basis.

The Company's financial assets and liabilities, measured at fair value on a recurring basis, are measured by a valuation technique that uses only observable market data (Level 2).

h) Changes in liabilities from cash flow from financing activities:

The Company has summarized below the changes in the liabilities of cash flow from financing activities, from its Statement of Cash Flows:

		Cash effects		Non-cash effects
	December 31, 2025	Received/(Paid) from financing activities	Interest Payment	Interest on loans, financing and loans with related parties	Exchange Variance and others	March 31, 2026
Leasing payable	117,699	(111,392)	(31,665)	31,665	113,636	119,943
Loans and Financing, Debentures and Fair value of derivatives	14,148,834	(318,424)	(557,961)	282,264	261,557	13,816,270

		Cash effects		Non-cash effects
	January 01, 2025	Received/(Paid) from financing activities	Interest Payment	Interest on loans, financing and loans with related parties	Exchange Variance and others	December 31, 2025
Leasing payable	1,280,669	(487,630)	(122,475)	122,475	(675,340)	117,699
Loans and Financing, Debentures and Fair value of derivatives	13,585,363	1,226,610	(1,461,147)	1,274,472	(476,464)	14,148,834

NOTE 15 – TAX, CIVIL AND LABOR CLAIMS AND CONTINGENT ASSETS

The Company and its subsidiaries are party in judicial and administrative proceedings involving tax, civil and labor matters. Based on the opinion of its legal advisors, Management believes that the provisions recorded for these judicial and administrative proceedings is sufficient to cover probable and reasonably estimable losses from unfavorable court decisions and that the final decisions will not have significant effects on the financial position, operational results and liquidity of the Company and its subsidiaries.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

For claims whose expected loss is considered probable, the provisions have been recorded considering the judgment of the Management of the Company with the assistance of its legal advisors and the provisions are considered enough to cover expected probable losses. The provisions balances are as follows:

I) Provisions

	March 31, 2026	December 31, 2025
a) Tax provisions	1,969,719	1,928,918
b) Labor provisions	334,518	326,315
c) Civil provisions	38,281	37,179
	2,342,518	2,292,412

a) Tax Provisions

Tax provisions refer mainly to discussions related to ICMS, IPI, Income tax and social contribution, social security contributions, offsetting of PIS and COFINS credits and incidence of PIS and COFINS on other revenues.

b) Labor Provisions

The Company is party to a group of individual and collective labor and/or administrative lawsuits involving various labor amounts and the provision arises from unfavorable decisions and/or the probability of loss in the ordinary course of proceedings with the expectation of outflow of financial resources by the Company.

c) Civil Provisions

The Company is party to a group of civil, arbitration and/or administrative lawsuits involving various claims and the provision arises from unfavorable decisions and/or probable losses in the ordinary course of proceedings with the expectation of outflow of financial resources for the Company.

The changes in the tax, civil and labor provisions are shown below:

	March 31, 2026	December 31, 2025
Balance at the beginning of the year	2,292,412	2,328,849
(+) Additions	33,208	165,196
(+) Monetary correction	35,088	137,637
(-) Reversal of accrued amounts	(17,904)	(343,266)
(+) Acquisition of company control	-	3,969
(+) Foreign exchange effect on provisions in foreign currency	(286)	27
Balance at the end of period	2,342,518	2,292,412

II) Contingent liabilities for which provisions were not recorded as of March 31, 2026

Considering the opinion of legal advisors and management’s assessment, contingencies listed below have the probability of loss considered as possible (but not likely) and due to this classification, accruals have not been made in accordance with IFRS Accounting Standards.

a) Tax contingencies

a.1) The Company and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A. have lawsuits related to the ICMS (state VAT) which are mostly related to credit rights and rate differences, whose demands totaled R$ 1,036,410 (R$ 999,844 as of December 31, 2025).

a.2) The Company and certain of its subsidiaries in Brazil are parties to claims related to: (i) Imposto sobre Produtos Industrializados - IPI, substantially related to IPI credit on inputs, whose demands total the updated amount of R$ 583,966 (R$ 571,299 as of December 31, 2025); and (ii) social security contributions in the total of R$ 171,708 (R$ 172,301 as of December 31, 2025).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

a.3) The Company and its subsidiaries in Brazil are parties to claims related to (i) PIS and COFINS, substantially related to disallowance of credits on inputs totaling R$ 1.937.433 (R$ 2,126,191 as of December 31, 2025); and (ii) other taxes, whose updated total amount is currently R$ 872.757 (R$ 854,422 as of December 31, 2025).

a.4) The Company and its subsidiary Gerdau Aços Longos S.A. are parties to administrative proceedings related to Withholding Income Tax, levied on interest remitted abroad, linked to export financing formalized through “Prepayment of Exports Agreements” (PPE) or “Advance Export Receipt” (RAE), in the updated amount of R$ 1,590,834 (R$ 1,643,601 as of December 31, 2025), of which: (i) R$ 774,842 (R$ 759,834 as of December 31, 2025) correspond to four proceedings involving the subsidiary Gerdau Aços Longos S.A. that are being processed administratively. In one proceeding, we filed a Voluntary Appeal which was unanimously ruled in our favor by the Administrative Board of Tax Appeals (CARF) to fully cancel the assessment of Corporate Income Tax (IRPJ) and Social Contribution on Net Profit (CSLL). The National Treasury filed a Motion for Clarification which is awaiting judgment. In three other proceedings, we filed Special Appeals which are pending judgment by the Superior Chamber of Tax Appeals (CSRF), after the judgment of the dismissed Motions for Clarification filed against the decisions that, by a tie-breaking vote, denied the Voluntary Appeals filed by the Company; and (ii) R$ 815,992 (R$ 883,767 as of December 31, 2025) correspond to three lawsuits involving Gerdau S.A., two of which had their discussion concluded in the administrative sphere, with the Company having started preparations for the discussion of the assessments before the Judiciary, and one lawsuit whose Voluntary Appeal filed by the Company was granted in the Administrative Board of Tax Appeals (CARF) to declare the partial nullity of the appealed decision and order the holding of a new trial within the scope of the for analysis of the subsidiary request not considered in the court of origin.

a.5) Gerdau S.A. is a party in administrative proceedings relating to the disallowance of the deductibility of goodwill generated under Articles 7 and 8 of Law No. 9,532/97, from the tax base of Corporate Income Tax - IRPJ and Social Contribution on Net Profit – CSLL, resulting from corporate restructuring in 2010. The total updated value of the assessments amounts to R$ 640,265 (R$ 628,534 as of December 31, 2025), of which: (i) R$ 35,070 (R$ 34,406 as of December 31, 2025) corresponds to a proceeding in which the judgment that had resolved the merits favorably to the Public Treasury prevailed by the tie-breaking vote, and a new decision was issued recognizing the extinction of the assessed tax credit (composed exclusively of isolated fines) in relation to (i) R$ 294,901 (R$ 289,734 as of December 31, 2025) corresponds to a case pending judgment on the appeal filed by the Company, as provided for in Law No. 14,689/2023; (ii) R$ 294,901 (R$ 289,734 as of December 31, 2025) corresponds to a case pending judgment on the appeal filed by the Company and other issues not addressed in the voluntary appeal filed by the Company, as determined by the Superior Chamber of Tax Appeals (CSRF) when it partially granted, by a casting vote, the Special Appeal filed by the National Treasury Attorney's Office; (iii) R$ 96,662 (R$ 94,941 as of December 31, 2025) corresponds to a case pending judgment on the appeal filed by the Company and other issues not addressed in the voluntary appeal filed by the Company, as determined by the Superior Chamber of Tax Appeals (CSRF) when it partially granted, by a casting vote, the Special Appeal filed by the National Treasury Attorney's Office; and (iv) R$ 213,632 (R$ 209,453 as of December 31, 2025) corresponds to a case in which we had partial admissibility of our Special Appeal filed by the subsidiary Gerdau S.A., against a decision that, by the casting vote, denied the Voluntary Appeal, and an Appeal was filed in relation to the part that was not admitted.

a.6) Gerdau S.A. (as successor to Gerdau Aços Especiais S.A.) and its subsidiary Gerdau Internacional Empreendimentos Ltda. – Grupo Gerdau are parties to legal proceedings relating to Corporate Income Tax - IRPJ and Social Contribution on Net Profit - CSLL, in the updated amount of R$ 1,590,747 (R$ 1,568,352 as of December 31, 2025). These proceedings concern profits generated abroad, of which: (i) R$ 1,308,672 (R$ 1,289,971 as of December 31, 2025) correspond to two legal proceedings of the subsidiary Gerdau Internacional Empreendimentos Ltda. – Grupo Gerdau. One of the proceedings is pending in the first instance, awaiting judgment on the Tax Enforcement Objections filed by the Company, and another proceeding in which the special appeal filed by the Union was admitted and the special appeal of the company was not admitted, presented against the judgment that had unanimously granted the appeal filed by Gerdau to extinguish the Tax Enforcement, and the proceeding will be sent to the STJ for analysis of the merits of the Union's special appeal; (ii) R$ 282,075 (R$ 278,381 as of December 31, 2025) corresponds to a proceeding involving Gerdau S.A. (as successor to Gerdau Aços Especiais S.A.), in which the appeal filed by the Union against the judgment that upheld the Tax Enforcement Objections filed by the Company is pending judgment.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

a.7) The subsidiary Gerdau Internacional Empreendimentos Ltda. – Grupo Gerdau, is a party in an administrative proceeding relating to Corporate Income Tax - IRPJ and Social Contribution on Net Profit - CSLL, in the updated amount of R$ 2,685,961 (R$ 2,550,462 as of December 31, 2025), corresponding to a tax assessment demanding IRPJ and CSL relating to the calendar year 2021, arising from the alleged non-compliance with rules relating to taxation on a worldwide basis, and an administrative appeal has been filed which is awaiting judgment in the first administrative instance;

a.8) Gerdau S.A. (on its own behalf and as successor to Gerdau Aços Especiais S.A.) and its subsidiaries, Gerdau Aços Longos S.A. and Gerdau Açominas S.A., are parties to administrative and judicial proceedings relating to the disallowance of the deductibility of goodwill generated under Articles 7 and 8 of Law No. 9,532/97, from the tax base for Corporate Income Tax - IRPJ and Social Contribution on Net Profit - CSLL, resulting from the corporate reorganization carried out in 2004/2005. The total updated value of the assessments amounts to R$ 7,917,044 (R$ 8,545,810 as of December 31, 2025), of which: (i) R$ 4,280,395 (R$ 4,971,219 as of December 31, 2025) corresponds to four proceedings involving Gerdau S.A. (as successor to Gerdau Aços Especiais S.A.) and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A., in the judicial collection phase, with the Companies having offered judicial guarantees, as a precautionary measure, through Surety Insurance, and initiated judicial discussions in Objections to Execution, and in the Objections to Execution filed by Gerdau S.A. (as successor to Gerdau Aços Especiais S.A.) the motions for clarification presented against The decision that did not acknowledge the Special Appeal filed by the National Treasury against the judgment of the Federal Regional Court of the 4th Region, which upheld a sentence issued in favor of the Company, is also pending the admissibility and judgment of the extraordinary appeal filed by the National Treasury; in the Execution Objections filed by the subsidiary Gerdau Aços Longos S.A. (as successor to Gerdau Comercial de Aços S.A.), the Federal Regional Court of the 2nd Region denied the appeals of Gerdau and the National Treasury, as well as the necessary referral, and partially acknowledged the Company's Declaratory Objections and did not acknowledge the Union's Declaratory Objections, upholding the judgment of merit in the Company's Tax Execution Objections, with both parties having filed Special Appeals and the Union having filed Extraordinary Appeals that are awaiting admissibility judgment and respective ruling; In the proceedings involving the subsidiary Gerdau Aços Longos S.A., currently under judgment in the Federal Regional Court of the 2nd Region, the appeal filed by the National Treasury was denied, the Company's Motion for Clarification was partially granted, and the Union's Motion for Clarification was not granted, thus upholding the judgment in favor of the Company. Both parties filed Special Appeals, and the Union filed Extraordinary Appeals, which are awaiting admissibility review and subsequent judgment. Furthermore, the Objections to Tax Enforcement filed by the subsidiary Gerdau Açominas S.A. are awaiting judgment in the first instance court. (ii) R$ 414,028 (R$ 408,042 as of December 31, 2025) corresponds to a judicial process of the subsidiary Gerdau Aços Longos S.A., in which a debt maintained in the administrative sphere is being discussed, with the Federal Regional Court of the 2nd Region, unanimously, denying the appeal filed by the National Treasury against the judgment that upheld the Objections to Execution and recognized the invalidity of the tax assessment, and also denying the Declaratory Appeals of both parties and the Internal Appeal of the Union, with the Special and Extraordinary Appeals of the Union and the Special Appeal of the Company pending admissibility and judgment; (iii) R$ 389,456 (R$ 383,502 as of December 31, 2025) corresponds to a judicial process of the subsidiary Gerdau Aços Longos S.A., in which the debt maintained in the administrative sphere is being discussed, whose Regional Federal Court of the 2nd Region, unanimously, granted the Company's appeal to reform the judgment that had dismissed the Objections to the Tax Enforcement and recognized the nullity of the executive titles that supported the Tax Enforcement, with Declaratory Objections having been filed by the Union and the Company partially granted, the Company's Special Appeal being admitted and the Union's Special Appeal being denied, the judgment of the Union's Appeal against the decision that did not admit its Special Appeal being pending, the case file having been sent to the STJ; (iv) R$ 6,734 (R$ 6,636 as of December 31, 2025) corresponds to a process involving the subsidiary Gerdau Aços Longos S.A., whose administrative discussion has ended, and which is currently pending in the first instance awaiting judgment on the Tax Enforcement Objections filed by the Company, currently suspended; (v) R$ 762 (R$ 741 as of December 31, 2025) corresponds to a judicial process involving the subsidiary Gerdau Aços Longos S.A., in which the assessment maintained in the administrative sphere is being discussed, with a decision having been issued accepting the request for termination of the Tax Enforcement due to the granting of the request for review of the registration of the debt, made by the Company, which resulted in the total extinction of the debts due to the exclusion of fines and, consequently, of default interest and legal charges. Furthermore, pursuant to the provisions of § 9-A of Article 25 of Decree No. 70.235/72 in conjunction with Article 15 of Law No. 14.689/2023, the Company having filed an appeal which was granted to condemn the Union to pay attorney's fees, a decision that was the subject of Declaratory Appeals by both parties which were not admitted, and the admissibility judgment of the Special Appeals of both parties, and of the Extraordinary Appeal of the Union, is pending; (vi) R$ 131,555 (R$ 129,629 as of December 31, 2025) corresponds to a process involving Gerdau S.A. (as successor to Gerdau Aços Especiais S.A.), whose administrative discussion has ended, with Gerdau S.A. having offered an advance judicial guarantee in order to enable judicial discussion in the context of Tax Enforcement Objections, already filed and pending judgment in the first instance court; (vii) R$ 291,967 (R$ 286,671 as of December 31, 2025) corresponds to a judicial process of the subsidiary Gerdau Aços Longos S.A., in which the assessment maintained in the administrative sphere is being discussed in the context of Objections to Tax Enforcement filed by the Company, which was dismissed in the first instance court, and we will present the respective Appeal so that a collegiate judgment can take place within the scope of the Regional Court of the 2nd Region; (viii) R$ 179,945 (R$ 176,793 as of December 31, 2025) corresponds to a judicial process of Gerdau S.A. (as successor to Gerdau Aços Especiais S.A.), in which the assessment maintained in the administrative sphere is being discussed in the context of Objections to Tax Enforcement filed by the Company, pending judgment in the first instance court; (ix) R$ 789,334 (R$ 775,120 as of December 31, 2025) corresponds to a process involving the subsidiary Gerdau Aços Longos S.A., which, after partial granting of the Voluntary Appeal and inadmissibility of the Special Appeal of the National Treasury, is awaiting notification of the decision that inadmissible the Appeal filed by the National Treasury; (x) R$ 702,410 (R$ 689,134 as of December 31, 2025) corresponds to a process involving the subsidiary Gerdau Aços Longos S.A., pending before the Administrative Council of Tax Appeals (CARF), in which, by a casting vote, the Voluntary Appeal filed by the Company was denied on the merits, the special appeal filed by the National Treasury was admitted, and the Special Appeal filed by the subsidiary was partially admitted, with the judgment of the special appeals pending; (xi) R$ 193,466 (R$ 190,252 as of December 31, 2025) corresponds to a process of the subsidiary Gerdau Aços Longos S.A., separated from the process mentioned in item “vi” above, and which is currently in the judicial collection phase, with the appeal filed against the judgment that dismissed the Tax Enforcement Objections filed by the Company pending judgment; and (xii) R$ 536,992 (R$ 528,071 as of December 31, 2025) correspond to a process of the subsidiary Gerdau Aços Longos S.A., separated from the process mentioned in item “vi” above, and which is under judicial discussion, with the Federal Regional Court of the 2nd Region having dismissed the appeals filed by the parties, partially accepted the Company's Motion for Clarification and not accepting the Union's Motion for Clarification, maintaining the judgment of merit of the Company's Objections to Tax Enforcement, with the Union's Special and Extraordinary Appeals and the Company's Special Appeal pending admissibility and judgment.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

b) Civil contingencies

The Company and its subsidiaries are parties to other demands of a civil nature that collectively have a discussion amount of approximately R$ 1,018,059 (R$ 1,006,450 as of December 31, 2025). For these demands, no accounting provision was recorded, since they were considered as possible losses, based on the opinion of its legal counsel.

c) Labor Contingencies

The Company and its subsidiaries are parties to other labor claims that together have an amount of R$ 1,429,366 (R$ 1,443,044 as of December 31, 2025). For these claims, no accounting provision was made, since these were considered as possible losses, based on the opinion of its legal counsel.

III) Judicial deposits

The Company has judicial deposits related to tax, labor and civil lawsuits as listed below:

	March 31, 2026	December 31, 2025
Tax	94,287	89,046
Labor	37,088	36,149
Civil	24,558	25,698
	155,933	150,893

NOTE 16 - RELATED-PARTY TRANSACTIONS

a)	Operations with related parties

During the three-month period ended on March 31, 2026, the Company, through its subsidiaries, performed commercial operations with some of its associate companies, joint ventures and other related parties in sales of R$ 12,188 (R$ 33,754 as of March 31, 2025) and purchases in the amount of R$ 15,730 as of March 31, 2026 (R$ 28,940 as of March 31, 2025). The net balance totals R$ (3,543) as of March 31, 2026 (R$ 4,814 as of March 31, 2025).

The Company and its subsidiaries recorded revenues of R$ 203 in the three-month period ended on March 31, 2026 (R$ 233 for the three-month period ended on March 31, 2025), derived from rental agreement.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Guarantees granted

Related Party	Relationship	Object	Original Amount	Maturity	Balance as of March 31, 2026	Balance as of December 31, 2025
Gerdau Aços Longos S.A.	Subsidiary	Commercial Contract	1,372	jan/26	-	1,484
Gerdau Aços Longos S.A.	Subsidiary	Commercial Contract	10,670	jan/26	-	11,536
Gerdau Aços Longos S.A.	Subsidiary	Commercial Contract	2,004	jan/26	-	2,167
Gerdau Aços Longos S.A.	Subsidiary	Commercial Contract	551	jan/26	-	563
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiaries	Commercial Contract	2,492	jan/26	-	2,694
Gerdau Aços Longos S.A.	Subsidiary	Commercial Contract	446	feb/26	-	483
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiaries	Commercial Contract	2,052	mar/26	-	2,219
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiaries	Commercial Contract	993	mar/26	-	1,073
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiaries	Commercial Contract	312	jan/27	155	337
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiaries	Commercial Contract	11,951	jan/27	11,680	11,680
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiaries	Commercial Contract	3,235	jan/27	3,368	3,497
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiaries	Commercial Contract	7,109	jan/27	3,220	7,686
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiaries	Commercial Contract	9,432	jan/27	3,394	10,198
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiaries	Commercial Contract	2,594	jan/27	8,131	2,805
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiaries	Commercial Contract	2,813	jan/27	2,813	-
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiaries	Commercial Contract	2,226	jan/27	2,226	-
Gerdau Aços Longos S.A.	Subsidiary	Commercial Contract	680	jan/27	680	-
Gerdau Aços Longos S.A.	Subsidiary	Commercial Contract	188	jan/27	188	-
Gerdau Aços Longos S.A.	Subsidiary	Commercial Contract	144	jan/27	144	-
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiaries	Commercial Contract	394,793	may/27	390,000	390,000
Gerdau S.A., Gerdau Açominas S.A. e Gerdau Aços Longos S.A.	Subsidiaries	Financing Agreements	4,730,775	set/27	-	-
Gerdau Trade Inc.	Subsidiary	Financing Agreements	2,056,535	oct/27	937,556	988,391
Gerdau Corsa S.A.P.I. de C.V.	Joint Venture	Financing Agreements	601,588	jun/28	127,635	243,023
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiaries	Commercial Contract	75,584	dec/34	81,723	81,723
UFV Barro Alto V Geração de Energia SPE S.A.	Subsidiary	Financing Agreements	100,496	mar/35	100,496	100,496
UFV Barro Alto VI Geração de Energia SPE S.A.	Subsidiary	Financing Agreements	100,496	mar/35	100,413	100,413
UFV Barro Alto VII Geração de Energia SPE S.A.	Subsidiary	Financing Agreements	100,496	mar/35	100,580	100,580
Gerdau Trade Inc.	Subsidiary	Financing Agreements	3,547,115	jun/35	3,392,610	3,576,560
Gerdau Ameristeel US Inc.	Subsidiary	Financing Agreements	103,505	oct/37	266,189	315,807
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	12,834	jun/38	8,401	8,967
Gerdau Açominas S.A.	Subsidiary	Financing Agreements	353,000	oct/41	217,118	217,118
GUSAP III LP	Subsidiary	Financing Agreements	1,117,100	apr/44	2,510,756	2,646,891

b)	Price conditions and charges

Loan agreements between related parties are updated by fixed and/or market rates, such as SOFR, plus exchange rate variation, where applicable. Sales of products and purchases of inputs are made under terms and conditions agreed between the parties.

c)	Management compensation

	March 31, 2026	March 31, 2025
Cost of salaries, variable compensation and benefits	9,301	9,588
Cost of contributions to management's defined contribution pension plans	505	493
Cost of long-term incentive plans	7,189	7,705
	16,995	17,786

Cost of social charges	4,253	4,204

e) Other information from related parties

Contributions to the assistance entities Fundação Gerdau, Instituto Gerdau and Fundação Ouro Branco, classified as related parties, amounted R$ 49,186 on March 31, 2026 (R$ 160,433 on December 31, 2025). The defined benefit pension plans and the post-employment health care benefit plan are related parties of the Company and the details of the balances and contributions have been presented in the Employee Benefit Note in the Company's annual Financial Statements.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 17 – EQUITY

a) Capital

The Board of Directors may, without need to change the bylaws, issue new shares (authorized capital), including the capitalization of profits and reserves up to the authorized limit of 1,500,000,000 common shares and 3,000,000,000 preferred shares, all without nominal value. In the case of capital increase through subscription of new shares, the right of preference shall be exercised in up to 30 days, except in the case of a public offering, when the limit is not less than 10 days. Preferred shares do not have voting rights and cannot be redeemed but have the same rights as common shares in the distribution of dividends and priority in the capital distribution in case of liquidation of the Company.

Ownership of the shares is presented below:

	Shareholders
	March 31, 2026						December 31, 2025
Shareholders	Common	%	Pref.	%	Total	%	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.*	702,952,615	98.0	-	-	702,952,615	35.3	702,952,615	97.9	-	-	702,952,615	35.1
Brazilian institutional investors	1,128,422	0.2	101,533,023	8.0	102,661,445	5.2	649,134	0.1	119,648,519	9.3	120,297,653	6.0
Foreign institutional investors	994,188	0.1	614,159,849	48.1	615,154,037	30.9	1,024,037	0.1	597,823,780	46.6	598,847,817	29.9
Other shareholders	12,136,594	1.7	534,570,291	41.9	546,706,885	27.3	12,738,033	1.8	540,307,773	42.1	553,045,806	27.7
Treasury stock	152,000	0.0	25,134,167	2.0	25,286,167	1.3	418,800	0.1	25,317,258	2.0	25,736,058	1.3
	717,363,819	100.0	1,275,397,330	100.0	1,992,761,149	100.0	717,782,619	100.0	1,283,097,330	100.0	2,000,879,949	100.0

* Metalurgica Gerdau S.A. is the controlling shareholder and Indac - Ind. e Com. S.A. (holding of Gerdau's family) is the utltimate controlling shareholder of the Company.

The movement in the number of common and preferred shares at the beginning and end of the periods, as well as the reconciliation of outstanding shares, is presented below:

	March 31, 2026		December 31, 2025
	Common	Pref.	Common	Pref.
Balance at the beginning of the period	717,782,619	1,283,097,330	719,956,830	1,358,848,730
Cancellation of treasury stocks	(418,800)	(7,700,000)	(2,174,211)	(75,751,400)
Balance at the end of the period	717,363,819	1,275,397,330	717,782,619	1,283,097,330
(-) Treasury stocks	(152,000)	(25,134,167)	(418,800)	(25,317,258)
Balance of shares in circulation	717,211,819	1,250,263,163	717,363,819	1,257,780,072

As a result of the cancellation of 418,800 common shares (GGBR3) and 7,700,000 preferred shares (GGBR4) approved at the Board of Directors Meeting of February 23, 2026, the Company's share capital is now divided into 717,363,819 common shares and 1,275,397,330 preferred shares, all without par value, equivalent to R$ 24,347,290 (R$ 24,273,225 net of the cost of issuing shares).

b) Treasury stocks

Changes in treasury stocks are as follows:

	March 31, 2026
	Common shares	R$	Preferred shares	R$
Opening balance	418,800	6,960	25,317,258	513,107
Share buyback program - approved on February 23, 2026	152,000	2,486	11,342,500	203,905
Exercise of long-term incentive plan	-	-	(3,825,591)	(30,151)
Cancellation of treasury stocks	(418,800)	(6,960)	(7,700,000)	(135,618)
Closing balance	152,000	2,486	25,134,167	551,243

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

	December 31, 2025
	Common shares	R$	Preferred shares	R$
Opening balance	1,093,011	20,214	36,419,068	714,064
Share buyback program - approved on July 31, 2024	-	-	6,843,700	121,110
Share buyback program - approved on January 20, 2025	1,500,000	23,476	63,000,000	1,024,728
Exercise of long-term incentive plan	-	-	(5,194,110)	(53,278)
Cancellation of treasury stocks	(2,174,211)	(36,730)	(75,751,400)	(1,293,517)
Closing balance	418,800	6,960	25,317,258	513,107

These shares are held in treasury for subsequent cancellation, selling in the market or to be granted under the long-term incentive plan of the Company.

On February 23, 2026, the Board of Directors approved a new share buyback program with the objective of: (i) maximizing long-term shareholder value generation through efficient management of the capital structure and meeting the long-term incentive programs of the Company and its subsidiaries; (ii) retention in treasury; (iii) cancellation; or (iv) subsequent sale on the market. The number of shares to be acquired is up to 55,000,000 preferred shares, representing approximately 4.4% of the outstanding preferred shares (GGBR4) and/or ADRs backed by preferred shares (GGB), and up to 1,441,120 common shares, representing approximately 10% of the outstanding common shares (GGBR3). The acquisition period began on February 24, 2026, with a maximum term of 18 months, i.e., until August 24, 2027, inclusive. As of March 31, 2026, the Company had already acquired 152,000 common shares and 11,342,500 preferred shares, representing an amount of R$ 203,392. Additionally, between April 1, 2026, and the date of approval of this Interim Information by Management, the Company acquired 73,000 common shares and 149,300 preferred shares, representing an amount of R$ 4,267.

c) Capital reserves — consists of premium on issuance of shares.

d) Retained earnings

I) Legal reserves - under Brazilian Corporate Law, the Company must transfer 5% of the annual net income determined on its statutory books in accordance with Brazilian accounting practices to the legal reserve until this reserve equals 20% of the paid-in capital. The legal reserve can be utilized to increase capital or to absorb losses but cannot be used for dividend purposes.

II) Tax incentives reserve — under Brazilian Corporate Law, the Company may transfer to this account part of net income resulting from government benefits which can be excluded from the basis for dividend calculation.

III) Investments and working capital reserve - consists of earnings not distributed to shareholders and includes the reserves required by the Company’s by-laws. The Board of Directors may propose to the shareholders the transfer of at least 5% of the profit for each year determined in its statutory books in accordance with accounting practices adopted in Brazil to this reserve. Amount can be allocated to the reserve only after the minimum dividend requirements have been met and its balance cannot exceed the amount of paid-in capital. The reserve can be used to absorb losses, if necessary, for capitalization, for payment of dividends or for the repurchase of shares.

e) Operations with non-controlling interests — Corresponds to amounts recognized in equity from changes in non-controlling interests.

f) Other reserves - Include: gains and losses on net investment hedge, gains and losses on derivatives accounted as cash flow hedge, pension plan, cumulative translation adjustments and expenses of long-term incentive plans.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 18 – EARNINGS PER SHARE (EPS)

Basic

	For the three-month period ended on
	March 31, 2026			March 31, 2025
	Common	Preferred	Total	Common	Preferred	Total
	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Allocated net income available to Common and Preferred shareholders	364,193	637,857	1,002,050	264,804	484,689	749,493

Basic denominator
Weighted-average outstanding shares, after deducting the average of treasury shares	717,325,644	1,256,343,722		718,646,094	1,315,390,298

Earnings per share (in R$) – Basic	0.51	0.51		0.37	0.37

Diluted

	For the three-month period ended on
	March 31, 2026	March 31, 2025
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	637,857	484,689
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of the long term incentive plan	1,826	1,480
	639,683	486,169

Net income allocated to common shareholders	364,193	264,804
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of the long term incentive plan	(1,826)	(1,480)

	362,367	263,324

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	717,325,644	718,646,094
Preferred Shares
Weighted-average number of preferred shares outstanding	1,256,343,722	1,315,390,298
Potential increase in number of preferred shares outstanding due to the long term incentive plan	9,946,307	11,426,620
Total	1,266,290,029	1,326,816,918

Earnings per share – Diluted (Common and Preferred Shares) - in R$	0.51	0.37

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 19 – LONG-TERM INCENTIVE PLANS

Restricted Shares and Performance Shares Summary:

Balance as of January 01, 2025	16,283,225
Granted	8,028,770
Cancelled	(1,320,055)
Exercised	(6,018,081)
Balance as of December 31, 2025	16,973,859
Granted	5,613,735
Forfeited	(1,018,734)
Exercised	(4,346,123)
Balance as of March 31, 2026	17,222,737

The Company recognizes the cost of the long-term incentive plan through Restricted Shares and Performance Shares based on the fair value of the options granted on the grant date over the grace period for exercising each grant. The fair value of the options granted is equivalent to the fair value of the services rendered to the Company, being R$ 20.83 for the 2026 grant (R$ 18.32 for the 2025 grant). The vesting period for the year is 3 years for grants made from 2017 onwards. The cost of the long-term incentive plan recognized in income, in the three-month period ended on March 31, 2026, was R$ 39,605 (R$ 40,902 for the three-month period ended on March 31, 2025).

As of March 31, 2026, the Company has a total of 25,286,167 preferred shares in treasury and, according to Note 17, these shares may be used for serving this plan.

NOTE 20 – EXPENSES BY NATURE

The Company opted to present its Consolidated Statement of Income by function. As required by IAS 1, the Consolidated Statement of Income by nature is as follows:

	For the three-month periods ended
	March 31, 2026	March 31, 2025
Depreciation and amortization	(902,394)	(873,836)
Labor expenses	(2,284,381)	(2,256,395)
Raw material and consumption material	(10,128,908)	(11,141,692)
Freight	(1,106,111)	(1,156,860)
Other income	56,738	24,375
Other expenses	(598,713)	(594,292)
	(14,963,769)	(15,998,700)

Classified as:
Cost of sales	(14,421,794)	(15,428,783)
Selling expenses	(185,563)	(193,912)
General and administrative expenses	(336,312)	(348,958)
Other operating income	56,738	24,375
Other operating expenses	(48,425)	(47,474)
Impairment of financial assets	(28,413)	(3,948)
	(14,963,769)	(15,998,700)

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 21 – FINANCIAL INCOME

	For the three-month periods ended
	March 31, 2026	March 31, 2025
Income from short-term investments	57,488	59,205
Interest income and other financial incomes	68,393	94,877
Financial income total	125,881	154,082

Interest on debts	(282,264)	(258,940)
Monetary variation and other financial expenses	(160,527)	(177,709)
Financial expenses total	(442,791)	(436,649)

Hyperinflation adjustments in Argentina	(65,847)	(69,422)
Other exchange variations	81,235	75,663
Exchange variations, net	15,388	6,241
Gains and Losses on derivatives, net	(18,975)	(31,562)
Financial result, net	(320,497)	(307,888)

NOTE 22 – SEGMENT REPORTING

The chief operating decision maker, responsible for making operational decisions, allocating resources, and evaluating performance include the Executive Board and the Board of Directors, which evaluate the performance of their business segments using Adjusted EBITDA (earnings before interest, taxes, depreciation, and amortization). The information presented to senior management, including the respective performance of each segment, is derived from records maintained in accordance with accounting practices, with some reallocations between segments.

Starting with the disclosure of the results of 2025, the Company began to disclose the information and results of its business segments as follows:

• Brazil Segment: includes the long, flat and special steel operations and the iron ore operation located in Brazil and and joint ventures (note 3.2) and associates (note 3.3) companies located in Brazil.

• North America Segment: includes the long and specialty steel operations located in Canada and the United States and the joint venture (note 3.2) located in Canada and Mexico;

• South America Segment: includes the operations in Argentina, Peru and Uruguay.

Information by business segment:
	For the three-month periods ended
	Brazil Segment		North America Segment		South America Segment		Eliminations and Adjustments		Consolidated
	March 31, 2026	March 31, 2025	March 31, 2026	March 31, 2025	March 31, 2026	March 31, 2025	March 31, 2026	March 31, 2025	March 31, 2026	March 31, 2025
Net sales	6,271,107	7,494,218	9,349,474	8,768,193	1,396,003	1,365,508	(300,923)	(252,583)	16,715,661	17,375,336
Cost of sales	(6,053,064)	(6,699,083)	(7,429,536)	(7,773,237)	(1,241,250)	(1,205,786)	302,056	249,323	(14,421,794)	(15,428,783)
Gross profit	218,043	795,135	1,919,938	994,956	154,753	159,722	1,133	(3,260)	2,293,867	1,946,553
Selling, general and administrative expenses	(222,473)	(225,788)	(187,875)	(212,928)	(42,452)	(45,356)	(69,075)	(58,798)	(521,875)	(542,870)
Other operating income (expenses)	(16,253)	(4,932)	11,242	(62)	2,810	4,448	10,514	(22,553)	8,313	(23,099)
Depreciation and amortization	550,303	489,366	281,608	310,455	70,483	69,664	-	4,351	902,394	873,836
Adjusted EBITDA proportional to joint ventures and associate companies*	48,106	42,201	227,233	105,299	-	-	-	-	275,339	147,500
Adjusted EBITDA	577,726	1,095,982	2,252,146	1,197,720	185,594	188,478	(57,428)	(80,260)	2,958,038	2,401,920

*Adjusted EBITDA proportional to joint ventures and associate companies
Operational income (Loss) before financial income (expenses) and taxes proportional to Joint Ventures and associate companies	21,005	21,164	183,932	66,095	-	-	-	-	204,937	87,259
Depreciation and amortization proportional to joint ventures and associate companies	27,101	21,037	43,301	39,204	-	-	-	-	70,402	60,241
Adjusted EBITDA proportional to joint ventures and associate companies	48,106	42,201	227,233	105,299	-	-	-	-	275,339	147,500

Supplemental information:
Net sales between segments	300,923	252,583	-	-	-	-	-	-	300,923	252,583

	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
Investments in associates and joint ventures	981,508	1,029,852	2,881,647	2,914,622	-	-	-	-	3,863,155	3,944,474
Total assets	34,951,678	35,798,485	34,825,195	35,468,282	4,966,537	4,943,445	6,304,129	5,477,963	81,047,539	81,688,175
Total liabilities	6,089,857	6,016,546	3,770,626	3,674,907	1,295,954	1,209,590	16,919,113	16,988,643	28,075,550	27,889,686

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Reconciliation of income before taxes to adjusted EBITDA for the year.	March 31, 2026	March 31, 2025
Income before taxes	1,513,458	1,078,018
Financial result, net	320,497	307,888
Income before financial result and taxes	1,833,955	1,385,906
Depreciation and amortization	902,394	873,836
Impairment of financial assets	28,413	3,948
Equity in earnings of unconsolidated companies	(82,063)	(9,270)
Operational income (Loss) before financial income (expenses) and taxes proportional to Joint Ventures and associate companies	204,937	87,259
Depreciation and amortization proportional to joint ventures and associate companies	70,402	60,241
Adjusted EBITDA	2,958,038	2,401,920

The main products by business segment are:

- Brazil Segment: rebar, bars (including special bar quality), wide flange beams, wires, plates, hot rolled plates, billets, blooms, slabs, wire rod and structural shapes.

- North America Segment: rebar, bars (including special bar quality), wire rod, structural shapes, wide flange beams and billets.

- South America Segment: rebar, bars, wires, wide flange beams and billets.

The column of eliminations and adjustments includes the elimination of sales and intercompany loans between segments in the context of the Consolidated Financial Statements. This column also includes amounts that are not part of operational results of a specific segment, such as selling, general and administrative expenses of corporate employees, other operating income and expenses and the related income tax effects of these amounts.

The Company's geographic information with net sales classified according to the geographical region where the products were shipped is as follows:

Information by geographic area:

	For the three-month periods ended
	Brazil		North America		South America (1)		Consolidated
	March 31, 2026	March 31, 2025	March 31, 2026	March 31, 2025	March 31, 2026	March 31, 2025	March 31, 2026	March 31, 2025
Net sales	5,970,184	7,241,635	9,349,474	8,768,193	1,396,003	1,365,508	16,715,661	17,375,336

	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
Non-current assets (2)	24,942,354	24,280,744	22,806,477	24,042,986	2,155,977	2,188,056	49,904,808	50,511,786

(1) Does not include operations of Brazil

(2) Does not include Deferred income taxes, Fair value of derivatives and Prepaid pension cost

IFRS requires the Company to disclose revenues from external customers for each product and service, or each group of similar products and services, unless the necessary information is not available and the cost to develop it would be excessive. Management does not consider this information useful for its decision-making process, because it would aggregate sales in different markets and in different currencies, subject to the effects of changes in exchange rates. Furthermore, the trends of steel consumption and the price dynamics of each product or group of products in different countries and different markets within these countries are poorly correlated and, as a result, the information would not be useful and would not serve to reach any conclusions about historical trends. Considering this scenario and considering that the information of revenue from external customers by product and service is not maintained by the Company on a consolidated basis and the cost to obtain this information would be excessive compared to the benefits of the information, the Company does not present revenue by product and service.

NOTE 23 – IMPAIRMENT OF ASSETS

The impairment test of goodwill and other long-lived assets is tested based on the analysis and identification of facts or circumstances that may involve the need to perform the impairment test. The Company performs impairment tests of goodwill and other long-lived assets, based on projections of discounted cash flows, which take into account assumptions such as: cost of capital, growth rate and adjustments applied to flows in perpetuity, methodology for working capital determination, investment plans, and long-term economic-financial forecasts.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

To determine the recoverable amount of each business segment, the Company uses the discounted cash flow method, taking as basis, financial and economic projections for each segment. The projections are updated to take into consideration any observed changes in the economic environment of the market in which the Company operates, as well as premises of expected results and historical profitability of each segment.

The impairment test of goodwill allocated to the business segments is carried out annually in December and it is anticipated if events or circumstances indicate that it is necessary. In the test carried out in the year 2025, the Company carried out a sensitivity analysis of the discount rate and perpetuity growth rate as well as a combination of both, given their potential impacts on cash flows, where an increase of 0.5 percentage points in the discount rate of each segment’s cash flow would result in a recoverable amount that exceeded book value as shown below: a) North America: R$ 7,465 million; and b) South America: R$ 724 million. In the Brazil segment, the recoverable amount was below the book value by R$ 3,456 million. On the other hand, a decrease of 0.5 percentage points in the perpetuity growth rate of the cash flow of each business segment would result in a recoverable amount that exceeded book value as shown below: a) North America: R$ 8,046 million; and b) South America: R$ 790 million. In the Brazil segment, the recoverable amount was below the book value by 3,008 million. A combination of the above-mentioned sensitivities in the cash flow of each segment would result in a recoverable amount exceeding the book value as follows: a) North America: R$ 6,130 million and b) South America: R$ 614 million. In the Brazil segment, the recoverable amount was below the book value by R$ 4,374 million.

The Company concluded that there are no indications that demand the performance of the impairment test of goodwill and other long-lived assets for the period ended on March 31, 2026.

The Company will maintain over 2026 its constant monitoring of the steel market in order to identify any deterioration, significant drop in demand from steel consuming sectors (notably automotive and construction), stoppage of industrial plants or activities relevant changes in the economy or financial market that result in increased perception of risk or reduction of liquidity and refinancing capacity. Although the projections made by the Company provide a challenging scenario, events that impact economic environment and business, if manifested in a greater intensity than that anticipated in the assumptions made by management, may lead the Company to revise its projections of value in use and eventually result in impairment losses.

NOTE 24 - SUBSEQUENT EVENTS

I) On April 16, 2026, the Company informed the market that it had submitted a proposal for the acquisition of the entire equity interest in Dona Francisca Energética S.A. (“DFESA”), corresponding to 23.03% of its share capital, currently held by Centrais Elétricas de Santa Catarina S.A. (“CELESC”). The proposal contemplates an enterprise value of R$150 million and was accepted by CELESC on this date. The acquisition price will be paid in cash on the closing date, using the Company’s own available resources. The purchase price is subject to customary closing adjustments in accordance with the terms and conditions set forth in the definitive agreements. The transaction is also subject to the potential exercise of the proportional preemptive rights held by the other shareholders of DFESA. Additionally, closing of the transaction is subject to the satisfaction of customary conditions precedent for transactions of this nature, including approval by the Brazilian antitrust authority. DFESA is a privately held corporation engaged in electric power generation. It holds an 85% ownership interest in the consortium responsible for the concession of the Dona Francisca Hydroelectric Power Plant, located on the Jacuí River, State of Rio Grande do Sul, between the municipalities of Agudo and Nova Palma. The plant has an installed capacity of 125 MW and a firm energy output of 72.5 average MW, of which approximately 66 average MW are allocated to DFESA. Currently, Gerdau holds 53.94% of DFESA’s share capital, corresponding to 35.6 average MW of energy. Upon completion of the acquisition, the Company will hold a 76.97% equity interest in DFESA, totaling approximately 50 average MW of firm energy. This acquisition is aligned with Gerdau’s strategy to enhance cost competitiveness by increasing its selfproduction of clean energy, consistent with the Company’s decarbonization commitments.

II) On April 24, 2026, the Board of Directors made a proposal regarding the anticipation of the mandatory minimum dividend stipulated in the Bylaws, referring to the current fiscal year, to be paid in the form of dividends, which will be calculated and credited to the positions held by shareholders on May 13, 2026, in the amount of R$ 354.1 million (R$ 0.18 per common and preferred share), with payment scheduled for June 9, 2026, and was submitted to and approved by the Board of Directors on April 27, 2026.

III) On April 27, 2026, the Board of Directors approved the cancellation of 225,000 common shares (GGBR3) and 7,380,000 preferred shares (GGBR4) issued by the Company, with no par value and no reduction in the amount of capital. As a result of this cancellation, the Company's capital is now divided into 717,138,819 common shares and 1,268,017,330 preferred shares, with no par value. The respective amendment to article 4 of the Bylaws, to reflect the new number of shares, shall be resolved at a Shareholders' Meeting to be called in due course.

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